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03014203 ЭE COMMISSION
20549

AB

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 3 2003
155

SEC FILE NUMBER
8- 50753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Marine Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 31st Floor
(No. and Street)

New York   NY   10166-3198
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morten Arntzen   212-682-3344
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoffberg Oberfest Burger & Berger
(Name — if individual, state last, first, middle name)

711 Third Avenue   New York   NY   10017
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Morten Arntzen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___American Marine Securities Inc._____, as of ___December 31_____, 19__2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

ALBERTO CACEDA
Notary Public, State of New York
No. 01CA5023087
Qualified in Queens County
Commission Expires January 31, 2006

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AMERICAN MARINE SECURITIES, INC.

FORM X-17A-5 FOCUS REPORT PART IIA

DECEMBER 31, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Marine Securities, Inc.

We have audited the Form X-17A-5 Focus Report Part IIA of American Marine Securities, Inc. as of December 31, 2002, and the related statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying Form X-17A-5 Focus Report Part IIA and the related statement of cash flows referred to above present fairly, in all material respects, the financial position of American Marine Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

New York, New York
January 21, 2003

<table>
<tr><td rowspan="2">FORM
X-17A-5</td><td><h1>FOCUS REPORT</h1></td></tr>
</table>

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ⦿   Alternate ◯ [0011]

Name of Broker Dealer: AMERICAN MARINE SECURITIES, IN
                                                          [0013]   SEC File Number: 8- 50753
Address of Principal Place of   200 PARK AVE 31ST FLOOR   [0014]
Business: [0020]

                          NEW YORK   NY   10166-   Firm ID: 44628
                          [0021] [0022]   3198   [0015]
                                           [0023]

For Period Beginning 01/01/2002   And Ending 12/31/2002
                     [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: MORTEN ARNTZEN, CEO   Phone: 212-682-3344
         [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____   Phone: _____
       [0032]   [0033]

Name: _____   Phone: _____
       [0034]   [0035]

Name: _____   Phone: _____
       [0036]   [0037]

Name: _____   Phone: _____
       [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ◯ [0040]   No ⦿ [0041]

Check here if respondent is filing an audited report   ☒ [0042]

ASSETS

Consolidated ◌ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	130,506 [0200]		130,506 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	3,300 [0130]		
	B. At estimated fair value	[0440]	3,300 [0610]	3,300 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities	[0160]		
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

[0170]

B.   Other securities

_____
[0180]

8.   Memberships in
     exchanges:

     A.   Owned, at market

_____
[0190]

     B.   Owned, at cost

                                                          _____
                                                          [0650]

     C.   Contributed for use   _____   _____0
          of the company, at   [0660]   [0900]
          market value

9.   Investment in and   719,752   719,752
     receivables from affiliates,   _____ _____   _____
     subsidiaries and   [0480]   [0670]   [0910]
     associated partnerships

10. Property, furniture,   0
     equipment, leasehold   _____   _____   _____
     improvements and rights   [0490]   [0680]   [0920]
     under lease agreements,
     at cost-net of accumulated
     depreciation and
     amortization

11. Other assets   522   522
                                      _____   _____   _____
                                       [0535]   [0735]   [0930]

12.   130,506   723,574   854,080
     TOTAL ASSETS   _____   _____   _____
                                       [0540]   [0740]   [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	3,300 [1205]	[1385]	3,300 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders	[0970]		
2. Includes equity subordination (15c3-1(d)) of	[0980]		
B. Securities borrowings, at market value: from outsiders	[0990]	[1410]	0 [1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders	[1000]		

2. Includes
    equity
    subordination
    (15c3-1(d))
    of

_____
[1010]

D. Exchange
    memberships
    contributed for use
    of company, at
    market value

	[1430]	0 [1740]

E. Accounts and other
    borrowings not
    qualified for net
    capital purposes

[1220]	[1440]	0 [1750]

20.   **TOTAL LIABLITIES**

3,300 [1230]	0 [1450]	3,300 [1760]

Ownership Equity

Total

21. Sole proprietorship	[1770]
22. Partnership (limited partners _____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock *	100 [1792]
C. Additional paid-in capital	1,870,772 [1793]
D. Retained earnings	-1,020,092 [1794]
E. Total	850,780 [1795]
F. Less capital stock in treasury	[1796]
24. **TOTAL OWNERSHIP EQUITY**	850,780 [1800]
25. **TOTAL LIABILITIES AND OWNERSHIP EQUITY**	854,080 [1810]

* $1.00 par value; authorized 10,000 shares;
  issued 100 shares

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2002   Period Ending 12/31/2002   Number of months _____ 12.
                [3932]   [3933]   [3931]

REVENUE

1.   Commissions:

     a.   Commissions on transactions in exchange listed equity securities executed on an   _____
          exchange   [3935]

     b.   Commissions on listed option transactions   _____
                                                                                                            [3938]

     c.   All other securities commissions   _____
                                                                                                            [3939]

     d.   Total securities commissions   _____
                                                                                                            [3940]

2.   Gains or losses on firm securities trading accounts

     a.   From market making in options on a national securities exchange   _____
                                                                                                            [3945]

     b.   From all other trading   _____
                                                                                                            [3949]

     c.   Total gain (loss)   _____
                                                                                                            [3950]

3.   Gains or losses on firm securities investment accounts   _____
                                                                                                            [3952]

4.   Profit (loss) from underwriting and selling groups   _____
                                                                                                            [3955]

5.   Revenue from sale of investment company shares   _____
                                                                                                            [3970]

6.   Commodities revenue   _____
                                                                                                            [3990]

7.   Fees for account supervision, investment advisory and administrative services   _____
                                                                                                            [3975]

8.   Other revenue   1,584
                                                                                                            [3995]

9.   Total revenue   1,584
                                                                                                            [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   200,004
                                                                                                            [4120]

11. Other employee compensation and benefits   _____
                                                                                                            [4115]

12. Commissions paid to other broker-dealers   _____
                                                                                                            [4140]

13. Interest expense   _____
                                                                                                            [4075]

     a.   Includes interest on accounts subject to   _____
          subordination agreements   [4070]

14. Regulatory fees and expenses   2,455
                                                                                                            [4195]

15. Other expenses   116,380
                                                                                                            [4100]

16. Total expenses   318,839
                                                                                                            [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	(317,255) [4210]
18.	Provision for Federal Income taxes (for parent only)	(142,765) [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above	[4222]
	a. After Federal income taxes of	[4238]
20.	Extraordinary gains (losses)	[4224]
	a. After Federal income taxes of	[4239]
21.	Cumulative effect of changes in accounting principles	[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items	(174,490) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	(30,516) [4211]

EXEMPTIVE PROVISIONS

25.   If an exemption from Rule 15c3-3 is claimed, identify below the section upon which
       such exemption is based

      A. (k) (1)--Limited business (mutual funds and/or variable annuities only)   ☐ [4550]

      B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained   ☐ [4560]

      C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a   ☑ [4570]
            fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 43724 [4335A]	BEAR, STEARNS SECURITIES CORP. [4335A2]	All [4335B]
8- ___ [4335C]	_____ [4335C2]	_____ [4335D]
8- ___ [4335E]	_____ [4335E2]	_____ [4335F]
8- ___ [4335G]	_____ [4335G2]	_____ [4335H]
8- ___ [4335I]	_____ [4335I2]	_____ [4335J]

      D. (k) (3)--Exempted by order of the Commission   ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

850,780
[3480]

2. Deduct ownership equity not allowable for Net Capital

[3490]

3. Total ownership equity qualified for Net Capital

850,780
[3500]

4. Add:

A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

0
[3520]

B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0
[3525]

5. Total capital and allowable subordinated liabilities

850,780
[3530]

6. Deductions and/or charges:

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

723,574
[3540]

B. Secured demand note deficiency

[3590]

C. Commodity futures contracts and spot commodities - proprietary capital charges

[3600]

D. Other deductions and/or charges

[3610]

-723,574
[3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0
[3630]

8. Net capital before haircuts on securities positions

127,206
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments

[3660]

B. Subordinated securities borrowings

[3670]

C. Trading and investment securities:

1. Exempted securities

[3735]

2. Debt securities

[3733]

3. Options

[3730]

4. Other securities

[3734]

D.   Undue Concentration   [3650]

E.   Other (List)

                            [3736A]   [3736B]

                            [3736C]   [3736D]

                            [3736E]   [3736F]
                                                    0   0
                                              [3736]   [3740]

10.   Net Capital   127,206
                                                            [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.   Minimum net capital required (6-2/3% of line 19)   220
                                                            [3756]

12.   Minimum dollar net capital requirement of reporting broker or dealer   100,000
       and minimum net capital requirement of subsidiaries computed in   [3758]
       accordance with Note(A)

13.   Net capital requirement (greater of line 11 or 12)   100,000
                                                            [3760]

14.   Excess net capital (line 10 less 13)   27,206
                                                            [3770]

15.   Excess net capital at 1000% (line 10 less 10% of line 19)   126,876
                                                            [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.   Total A.I. liabilities from Statement of   3,300
       Financial Condition   [3790]

17.   Add:

       A.   Drafts for immediate credit   [3800]

       B.   Market value of securities
             borrowed for which no equivalent   [3810]
             value is paid or credited

       C.   Other unrecorded amounts(List)

                            [3820A]   [3820B]

                            [3820C]   [3820D]

                            [3820E]   [3820F]
                                                    0   0
                                              [3820]   [3830]

19.   Total aggregate indebtedness   3,300
                                                            [3840]

20.   Percentage of aggregate indebtedness to   %   3
       net capital (line 19 / line 10)   [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
     with Rule 15c3-1(d)

% _____0
                                                                                          [3860]

STATEMENT PURSUANT TO PARAGRAPH (d) (4) of Rule 17a-5

There are no material differences between this computation of excess net capital
and aggregate indebtedness, and the corresponding computation prepared by American
Marine Securities, Inc, and included in its unaudited Part IIA FOCUS Report filing
as of the same date.

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]					
	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]					
	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]					
	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]					
	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]					
	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]					
	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]					
	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]					
	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]					
	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]					
	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period

702,655 [4240]

   A. Net income (loss)

(174,490) [4250]

   B. Additions (includes non-conforming capital of [4262])

322,615 [4260]

   C. Deductions (includes non-conforming capital of [4272])

[4270]

2. Balance, end of period (From item 1800)

850,780 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period

[4300]

   A. Increases

[4310]

   B. Decreases

[4320]

4. Balance, end of period (From item 3520)

0 [4330]

AMERICAN MARINE SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net loss	$(174,490)
Adjustments	
Capital contributions by parent company	312,615
Receivable from parent company	(142,765)
Accounts payable, accrued expenses and other	300
Net cash used for operating activities	(4,340)
Cash flows from investing activities	
Capital contributions by parent company	10,000
Net increase in cash	5,660
Cash at beginning of year	124,846
Cash at end of year	$130,506

Note 1 - The Company is a wholly-owned subsidiary of American Marine Advisors, Inc. (Parent Company). It is a broker/dealer which services both retail and institutional accounts. It clears its transactions through Bear Stearns Securities Corp. on a fully disclosed basis. The Company had no operating revenues in 2002.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 3 - The Company currently shares rental premises with its parent company. Rent expense, including utilities, aggregated $37,611 for 2002. In addition, the Company is charged for use of office facilities and allocated payroll costs. Such amounts aggregated $75,000 and $200,004 respectively.

Note 4 - The Company's operations are included in a consolidated income tax return filed with its parent company. The amount due from the parent company represents the estimated income tax benefits arising from such consolidation.

Note 5 - From time to time the Company maintains bank balances which are in excess of FDIC insurance limits.